SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sky Petroleum, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

83083F102

(CUSIP Number)

Karim Jobanputra

c/o Sky Petroleum, Inc.

Frost Bank Tower

401 Congress Avenue, Suite 1540

Austin, Texas USA 78701

(512) 687-3427

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 83083F102

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Karim Jobanputra

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF	7.	SOLE VOTING POWER – 11,258,000
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER - 0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER – 11,258,000
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER - 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,258,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

19.0834%

14.	TYPE OF REPORTING PERSON*

IN

Item 1.   Security and Issuer.

-------	-------------------

Sky Petroleum, Inc. [SKPI.OB] (“Issuer”)

401 Congress Avenue, Suite 1540

Austin, Texas USA 78701

Common Stock

Item 2.   Identity and Background.

--------	-----------------------

Karim Jobanputra (“Jobanputra”), P. O. Box 82, Doha, Qatar

Jobanputra has been a director of the Issuer since November 2, 2005, and is currently the acting chief executive officer of the Issuer, effective September 12, 2007. Jobanputra was nominated as a director by Sheikh Hamad Bin Jassim Bin Jabr al-Thani, the holder of 3,055,556 shares of Series A Preferred Stock purchased on September 20, 2005 which were converted to 12,222,224 shares of common stock on April 20, 2007.

Jobanputra is also a director of 02Diesel Corp. 100 Commerce Drive, Suite 301, Newark, New Jersey 19713. During the past five years, Jobanputra has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), and has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations or of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Jobanputra is a citizen of the United Kingdom.

Item 3.    Source and Amount of Funds or Other Compensation.

--------	------------------------------------------------

Jobanputra has acquired the following shares of common stock of the Issuer:

May 29, 2009	5,000 common @ $0.14 per share
June 1, 2009	73,000 common @ $0.14 per share
June 4, 2009	25,000 common @ $0.14 per share
June 4, 2009	35,000 common @ $0.13 per share
June 8, 2009	20,000 common @ $0.14 per share

The total purchase price paid for all of the shares was $21,770. The Securities were purchased with personal funds in a private transaction between Jobanputra and Sheikh Hamad Bin Jassim Bin Jabr Al-Thani.

Item 4.    Purpose of Transaction.

--------	----------------------

Jobanputra purchased the Securities for investment purposes.

Item 5.   Interest in Securities of the Issuer.

--------	------------------------------------

Jobanputra is the beneficial owner of 19.0834% of the Issuer’s outstanding shares, comprised of 11,058,000 shares of common stock and 200,000 options to purchase common stock of the Issuer at an exercise price of $1.00 per share, granted on November 15, 2005. Jobanputra’s percentage ownership of 18.8156% as of May 26, 2009 was incorrectly reported as 15.8813% on the Schedule 13D filed on May 29, 2009.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

Item  7.   Materials to be Filed as Exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2009	/s/ Karim Jobanputra
Karim Jobanputra